Exhibit 2

Management’s Discussion & Analysis

At March 4, 2005, we had 119,891,717 common shares issued and outstanding and stock options exercisable for 1,515,975 additional common shares.

I N D E X

34	Overview
34	Our Strategy
36	How We Analyze Our Business
37	Financial Highlights
38	Results of Operations
43	Liquidity & Capital Resources
47	Risk Factors & Risk Management
50	Outlook
51	New Accounting Standards Adopted in 2004
51	Critical Accounting Estimates
52	Anticipated Changes to Canadian Generally Accepted Accounting Principles
53	Supplemental Non-GAAP Measures
54	Quarterly Financial Data (Unaudited)
55	Selected Annual Information
55	Forward-Looking Statements

This Management’s Discussion and Analysis is dated March 4, 2005 and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2004. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). We use the United States dollar as our reporting currency. Except where otherwise noted, all dollar amounts are stated in United States dollars. Additional information relating to Methanex, including our Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

Methanol is a chemical produced primarily from natural gas. Approximately 80% of all methanol is used to produce formaldehyde, acetic acid and other chemical derivatives for which demand is influenced by levels of global economic activity. The remainder of all methanol is used in the fuel sector principally to produce the gasoline component MTBE, for which demand is driven by air quality improvement objectives and levels of gasoline demand. Estimated 2004 global methanol demand is approximately 34 million tonnes.

We are the world’s largest producer and marketer of methanol. We operate methanol production facilities in Chile, Trinidad, New Zealand and Canada. We believe our global positioning, including our extensive network of storage terminals and world-class expertise in the global distribution of methanol, is a competitive advantage.

Our production facilities in Chile and Trinidad represent over 80% of our current total annual production capacity. Upon completion of our fourth plant in Chile, expected in early 2005, these production hubs will represent 5.8 million tonnes of annual production capacity, or approximately 17% of estimated 2004 global methanol demand. We source additional methanol produced by others either on a contract basis or on the spot market in order to meet customer needs and support our marketing efforts.

OUR STRATEGY

Our primary objective is to create value through maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are: low cost, global leadership and operational excellence.

Low Cost

Maintaining a low cost structure is a key element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our low cost structure. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of low cost natural gas supply. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase low cost natural gas through long-term contracts.

Our production facilities in Chile and Trinidad represent over 80% of our current total annual production capacity. These facilities are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle.

We plan to start up Chile IV, an 840,000 tonne per year expansion at our production hub in Chile, at the end of the first quarter of 2005. Upon completion, our production hub in Chile will represent annual production capacity of 3.8 million tonnes. This strategic location allows us to deliver methanol cost-effectively to North America, Europe, Asia Pacific and Latin America.

Building on the success of our production hub in Chile, we have developed Trinidad as a significant production location with access to North American and European methanol markets. We acquired the 850,000 tonne per year Titan methanol facility in May 2003 and, in July 2004, we completed the construction of the 1.7 million tonne per year Atlas joint venture methanol facility, which is adjacent to Titan. We have a 63.1% interest in Atlas and market all of its production. Including our proportionate share of Atlas, our facilities in Trinidad represent 1.9 million tonnes of annual production capacity. We market the remaining 36.9% interest in Atlas production, for a commission.

The cost to distribute methanol from our production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to further reduce these costs. We seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to our customers. We are currently increasing our in-market storage facilities in Asia in order to cost-effectively transport methanol to this region from our facilities in Chile. We also look for opportunities to leverage our global asset position by entering into product exchanges to reduce our distribution costs.

Global Leadership

We are the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. We sell methanol through an extensive global marketing and distribution system and our world-class expertise in the global distribution of methanol enables us to extract value by providing security of supply to our customers.

Leadership has allowed us to identify and execute industry restructuring opportunities and to play a role in industry pricing through the establishment of Methanex reference prices in each major market. Over the past few years we have permanently shut down 1.7 million tonnes of our own higher-cost capacity in North America. We have positioned ourselves to be the supplier of choice for global methanol consumers as they face the decision of producing or purchasing their methanol feedstock requirements. Other producers have also shut down plants and this has allowed us to enter into long-term supply contracts and gain new customers.

In 2002, we entered into a long-term exclusive agreement with Lyondell Chemical to supply their global methanol requirements and we gained production rights for their methanol plant in Texas during 2004. In 2003, we acquired certain production rights for Terra Industries’ methanol facility located in Texas until the end of 2008 and the related methanol customer contracts. During 2004, these production rights agreements provided our supply chain with access to annual production capacity of 1.5 million tonnes. These assets provided valuable flexibility while we were introducing production from the low cost Atlas facility to the market. With the start-up of Atlas in the third quarter of 2004 and the pending start-up of Chile IV in early 2005, we advised both Lyondell and Terra, in the last part of 2004, that we would no longer require production from their facilities. These facilities were subsequently shut down.

Operational Excellence

Our focus on operational excellence includes, among other things, excellence in our manufacturing process, leadership of our human resources and management of our finances.

In order to differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.

We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and we have deliberately adopted a prudent approach to financial management. We have established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and shareholder value creation.

HOW WE ANALYZE OUR BUSINESS

We review our results of operations by analyzing changes in the components of our operating income, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the impact of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.

The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. The cost for purchased methanol also includes allocated fixed storage and handling costs.

The discussion of produced methanol is more meaningful if we separately analyze the individual elements that impact operating income. These elements are selling price and sales volumes, total cash cost (which is included in cost of sales and operating expenses) and depreciation and amortization. Total cash cost includes cash production and distribution costs (which we call delivered cash cost) and selling, general and administrative expenses.

Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are classified as sales of produced methanol for the purpose of determining the average realized methanol price of produced methanol.

The variances described in our analysis of produced methanol are defined and calculated as follows:

PRICE	The change in our operating income as a result of changes in selling prices is calculated as the difference from year-to-year in the selling price of methanol that we produce multiplied by the sales volume of produced methanol in the current year.

CASH COST	The change in our operating income as a result of changes in cash costs is calculated as the difference from year-to-year in delivered cash cost per tonne multiplied by the sales volume of produced methanol in the current year, plus the change in selling, general and administrative expenses.

VOLUME	The change in our operating income as a result of changes in the sales volume of produced methanol is calculated as the difference from year-to-year in the sales volume of methanol that we produce multiplied by the margin per tonne for the prior year. The margin per tonne is calculated as the difference between the selling price per tonne and the delivered cash cost per tonne of produced methanol.

FINANCIAL HIGHLIGHTS 1

($ MILLIONS, EXCEPT AS NOTED)	2004	2003
Sales volumes (thousands of tonnes):
Company produced	5,298	4,933
Purchased	1,960	1,392
Commission sales[2]	169	254

	7,427	6,579
Average realized methanol price ($ per tonne)[3]	234	220
Revenue	1,719	1,420
Operating income	356	290
Interest expense	31	39
Interest and other income	7	14
Unusual items	—	179
Income taxes	95	85
Net income	236	1
Income before unusual items (after-tax)[4]	236	181
Cash flows from operating activities[5]	375	330
EBITDA[6]	434	386
Basic net income per share	1.95	0.01
Diluted net income per share	1.92	0.01
Basic income before unusual items (after-tax) per share[4]	1.95	1.47
Number of common shares outstanding at December 31 (millions of shares)	120	120
Weighted average number of common shares outstanding (millions of shares)	122	123

[1]	Financial results presented in this Management’s Discussion and Analysis for periods prior to 2004 have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants related to asset retirement obligations and stock-based compensation. During 2004, we also changed our financial statement presentation of in-market distribution costs, which are generally billed to customers. Prior to 2004, in-market distribution costs were included as a reduction to revenue. These costs are now included in cost of sales and operating expenses and we have restated prior period figures. For further information refer to “New Accounting Standards Adopted in 2004” on page 51 and note 1 of our 2004 consolidated financial statements.

[2]	Commission sales include volumes marketed on a commission basis where the commission earned is included in revenue.

[3]	Average realized methanol price is calculated as revenue, net of commission sales and in-market distribution costs, divided by the total sales volumes of produced and purchased methanol. For financial statement presentation purposes, in-market distribution costs are included in cost of sales and operating expenses.

[4]	Income before unusual items (after-tax) and basic income before unusual items (after-tax) per share differ from the most comparable GAAP measures, net income and basic net income per share, because certain costs that are considered by management to be non-operational and/or non-recurring have been excluded. For a reconciliation of net income to income before unusual items (after-tax) and the basis for the calculation of basic income before unusual items (after-tax) per share, refer to “Supplemental Non-GAAP Measures” on page 53.

[5]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

[6]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest and other income, interest expense, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Supplemental Non-GAAP Measures” on page 53.

RESULTS OF OPERATIONS

For the year ended December 31, 2004, net income was $236 million compared with $1 million for 2003. In 2003, we recorded before and after-tax asset restructuring charges of $139 million related to the write-down of property, plant and equipment and related assets in New Zealand and Medicine Hat, Canada and we wrote off $40 million of costs related to a project that was being developed in Australia. Excluding the impact of these items, our income before unusual items (after-tax) was $181 million in 2003.

Production Summary

The following table details the annual operating capacity and production for our facilities that operated in 2004:

	ANNUAL
(THOUSANDS OF TONNES)	OPERATING CAPACITY	2004	2003
Chile I, II and III (Chile)	3,000	2,692	2,704
Titan (Trinidad)[1]	850	740	577
Atlas (Trinidad)[2]	1,073	421	—
Motunui & Waitara Valley (New Zealand)[3]	2,430	1,088	968
Kitimat (Canada)	500	486	449

	7,853	5,427	4,698

[1]	We acquired Titan effective May 2003. Production presented for 2003 is for the period May through December. Total production of Titan in 2003 was 870,186 tonnes.

[2]	Atlas commenced production in July 2004. The production and capacity data for Atlas in the above table represents our 63.1% proportionate interest in Atlas production. We market the remaining 36.9% of Atlas production on a commission basis.

[3]	Natural gas supply constraints in New Zealand limited production at our facilities in 2003 and 2004 to levels below capacity.

Our facilities in Chile were impacted by planned and unplanned outages during 2003 and 2004 that resulted in production at approximately 90% of capacity. In 2004, these facilities were also impacted by curtailments of contracted natural gas supply from Argentina during the period from May to early August (the Argentine winter). This resulted in the loss of approximately 50,000 tonnes of production.

Approximately 57% of our current natural gas requirements for our facilities in Chile, increasing to 62% on start-up of Chile IV, are sourced from Argentina under long-term natural gas contracts. Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a dramatic devaluation of the Argentine peso against the United States dollar. Natural gas prices have been held at extremely low levels and this has led to increased demand and lower amounts of natural gas supplying the domestic market, resulting in natural gas shortages. As a consequence, the government of Argentina directed gas suppliers to reduce exports of natural gas to Chile and other surrounding countries.

We originally believed that our plants in the south of Chile would be isolated from the Argentine energy crisis as there was, and continues to be, limited pipeline transportation capacity from southern Argentina (where the natural gas for our plants is sourced) to the population centres in the more northern regions of Argentina. However, due to peak winter demand in southern Argentina, some natural gas was redirected to meet this demand. We have not suffered any curtailments since early August 2004.

The Argentine government and the country’s natural gas suppliers have agreed on a plan that will increase domestic natural gas prices to pre-energy crisis levels by July 2005. Other alternatives to improve energy supplies are being pursued and these initiatives should lead to a better balancing of supply and demand in Argentina.

Our Argentine gas suppliers have confirmed increases of 6.1 million cubic metres per day in natural gas deliverability in southern Argentina over 2005 and 2006. One of our major suppliers is investing in infrastructure to supply our Chile IV expansion. This development alone will lead to an additional 4.0 million cubic metres per day of natural gas deliverability. This compares to our incremental requirements from Argentina for the Chile IV expansion of 1.7 million cubic metres per day. A planned 2.9 million cubic metre per day expansion of the pipeline that transports natural gas from southern to northern Argentina is expected to be completed in the third quarter of 2005.

The expected increase in natural gas deliverability over the next two years is greater than the incremental demand requirements for Chile IV and the increased transportation capacity. Consequently, we believe any gas curtailments to us in 2005 and 2006 should be less than the curtailments we experienced in 2004. We are working with our natural gas suppliers and senior government officials in Chile and Argentina, and we will continue to monitor this issue closely. There can be no assurance, however, that natural gas supply to our facilities will not be impacted in the future.

We acquired the Titan methanol facility in Trinidad effective May 2003 and this facility operated at near-capacity rates subsequent to acquisition during 2003. In 2004, we experienced unplanned outages at Titan that reduced production below capacity by 110,000 tonnes. The Atlas facility in Trinidad commenced operations during the third quarter of 2004 and operated at near-capacity rates during the fourth quarter.

We have restructured our New Zealand operations over the past two years due to natural gas supply constraints in New Zealand and, as a result, production has been reduced below capacity operating levels. In 2003, these production facilities were written off. During the fourth quarter of 2004, we further restructured these operations, as a result of limited natural gas availability and high operating costs, by limiting our operations to the 530,000 tonne per year Waitara Valley facility. We have positioned our New Zealand operations to be flexible and will continue to critically assess our operating plan during 2005, with consideration given to prevailing market conditions and our ability to generate positive cash margins. We currently have no contracted natural gas supply in New Zealand beyond 2005 and there can be no assurance that we will be able to contract sufficient additional natural gas on commercially acceptable terms to operate these facilities after 2005.

Our Kitimat facility continues to operate well and has achieved an average operating rate of 94% over the past two years. Until the end of 2005, we are obligated to supply ammonia under an off take agreement with the former owner of the ammonia production assets located adjacent to our methanol facility. From the end of 2005, we have operating flexibility for these facilities.

Operating Income

Our 2004 operating income was $356 million compared with $290 million in 2003. The increase in operating income of $66 million resulted from:

2004 VS. 2003	($ MILLIONS)
Higher realized price of produced methanol[1]	73
Higher total cash cost[1]	(84)
Higher sales volume of produced methanol[1]	35
Improved margin on the sale of purchased methanol[2]	25
Lower depreciation and amortization[3]	17

66

1	Refer to page 36 for a description of price, cash cost and volume variances for produced methanol.

2	Calculated as the difference, from year-to-year, in the margins earned on the sale of purchased methanol.

3	Calculated as the difference, from year-to-year, in depreciation and amortization.

Higher Realized Price of Produced Methanol

METHANEX AVERAGE REALIZED PRICE 2003-2004	($ per tonne)

Our average realized price for 2004 was $234 per tonne compared with $220 per tonne in 2003. The higher average realized price of produced methanol increased operating income by $73 million. Tight market conditions as a result of strong demand and industry supply constraints resulted in favourable market conditions and above-average methanol prices in both 2003 and 2004. This strong pricing environment was underpinned by high North American natural gas prices and high global energy prices.

We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. For 2004, our average realized price was approximately 14% lower than our published average non-discounted reference price in the United States for the same period. This compares to an average discount in 2003 of approximately 12%. For the fourth quarter of 2004, the discount increased to approximately 18%.

The discount increased during the fourth quarter of 2004 as a result of higher methanol prices together with higher volumes sold under long-term contracts with certain global customers where prices are either fixed or linked to our costs plus a margin. These contracts reduce the impact of cyclical pricing and some of these contracts were entered into as part of the development of the Atlas project.

While the discount from reference prices in the current strong pricing environment has increased, the discount should narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a component of our prudent approach to liquidity.

During the second half of 2004, 3.7 million tonnes of new methanol supply capacity was introduced. These additions represented the first increments of significant new supply since 2002. The new plants included our 1.7 million tonne Atlas facility in Trinidad, the 1.0 million tonne NPC facility in Iran and the 1.0 million tonne SIPC facility in Saudi Arabia. In addition, a number of smaller-scale domestic plants were added in China, representing up to 2.0 million tonnes of new capacity.

The impact of new supply was largely offset by strong demand, lower production from our New Zealand operations and the shutdown of the Lyondell and Terra plants in North America. We estimate that demand for methanol increased in 2004 by approximately 1.5 million tonnes, or 5%. As we enter 2005, supply and demand is balanced to tight, methanol prices are high and global inventories are low.

Higher Total Cash Cost

Our total cash cost was higher in 2004 compared with 2003, and this decreased operating income by $84 million. The primary changes in total cash costs were as follows:

2004 VS. 2003	($ MILLIONS)

Higher operating costs in New Zealand	47
Higher natural gas costs linked to higher methanol prices	22
Higher North American natural gas costs	7
Higher costs for stock-based compensation	10
Other, net	(2)

84

Higher Operating Costs in New Zealand

Our total cash costs in New Zealand were higher in 2004 by $47 million compared with 2003. Natural gas supply constraints have caused the price of natural gas in New Zealand to increase and have limited our production volumes. In addition, a weakened United States dollar and the expiration of favourable New Zealand dollar foreign currency forward contracts in the fourth quarter of 2004 led to an increase in our costs. Despite the increase in operating costs, our New Zealand operations earned positive cash margins throughout 2004.

Higher Natural Gas Costs Linked to Higher Methanol Prices

Natural gas supply contracts for our low cost strategic assets in Chile and Trinidad are linked to methanol prices in order to reduce our commodity price risk exposure. We believe this enables these facilities to be competitive throughout the methanol price cycle. Higher methanol prices in 2004 increased the cost for natural gas at these facilities and decreased operating income by approximately $22 million compared with 2003.

Higher North American Natural Gas Costs

We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Higher North American energy prices in 2004 increased the cost of natural gas for our Kitimat facility by $7 million compared with 2003.

Higher Costs for Stock-Based Compensation

Higher costs for stock-based compensation decreased operating income in 2004 by approximately $10 million compared with 2003. Compensation expense for stock-based awards to be settled in cash is impacted by fluctuations in our share price and changes in the average number of restricted and deferred share units outstanding from one year to the next. Our share price appreciated by over 60% during 2004 and this increased compensation expense related to restricted and deferred share units by $6 million compared with 2003. The remaining increase of $4 million relates primarily to an increase in the average number of restricted and deferred share units outstanding during 2004 compared with 2003.

Higher Sales Volume of Produced Methanol

Our sales volume of produced methanol in 2004 was higher than 2003 by 365,000 tonnes and this increased operating income by $35 million compared with 2003. Our sales volume of produced methanol was higher in 2004 primarily as a result of the start-up of Atlas and higher production volume from the Titan facility. We acquired Titan in May 2003 and our 2003 results only include Titan’s operations subsequent to acquisition.

Improved Margin on the Sale of Purchased Methanol

We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. In 2004, we incurred a loss of $15 million on the sale of 2.0 million tonnes of purchased methanol compared with a loss of $40 million on the sale of 1.4 million tonnes in 2003. The cost for purchased methanol in 2004 and 2003 also includes allocated fixed storage and handling costs of approximately $5 per tonne.

Lower Depreciation and Amortization

Our depreciation and amortization expense in 2004 was $79 million compared with $96 million in 2003. The decrease in depreciation and amortization of $17 million primarily relates to the lower carrying value of property, plant and equipment in 2004 due to the writedown of our Medicine Hat and New Zealand facilities during the fourth quarter of 2003.

Interest Expense

($ MILLIONS)	2004	2003
Interest expense before capitalized interest	55	59
Less capitalized interest	(24)	(20)

	31	39

Our interest expense before capitalized interest in 2004 was $55 million compared with $59 million in 2003. The decrease relates to lower levels of debt during 2004. Interest costs incurred during the construction of Atlas and Chile IV were capitalized to plant and equipment under construction. Capitalized interest was $24 million in 2004 compared with $20 million in 2003.

Interest and Other Income

Our interest and other income was $7 million in 2004 compared with $14 million in 2003. The decrease in interest and other income relates primarily to decreased foreign exchange gains in 2004 compared with 2003.

Unusual Items

During 2003, we recorded a non-cash asset impairment charge of $130 million to write down property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. We also incurred costs and made payments of $10 million primarily for employee termination benefits to reduce the workforce at our New Zealand operations by approximately 82 employees and for costs to re-mothball the Medicine Hat facility.

During 2003, we also recorded a $40 million write-off of plant and equipment under development as a result of our decision to not proceed with the construction of a methanol plant in Western Australia.

Income Taxes

Our effective income tax rate was 29% in 2004 compared with 98% in 2003. Unusual expenses recorded in 2003 did not attract accounting income taxes as they were recorded in Canada and New Zealand where no significant accounting income taxes have been recorded due to the existence of unrecognized tax benefits. Excluding the impact of unusual items, our effective income tax rate for 2003 was 32%.

Substantially all of our 2004 and 2003 income tax expense relates to our operations in Chile where we record income taxes at a rate of 35%. Our facilities in Trinidad receive preferential tax treatment. Titan has a tax holiday until mid-2005, at which time the tax rate increases to 35%. The tax rate for Atlas will increase over a ten-year period from 0% to 35%. At December 31, 2004 we have unrecognized tax loss carryforward balances in Canada, New Zealand and the United States.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow Highlights

($ MILLIONS)	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities[1]	375	330
Changes in non-cash working capital and the utilization of prepaid natural gas	(39)	31

	336	361

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(183)	(41)
Shares repurchased	(86)	(89)
Dividend payments – regular	(33)	(28)
Dividend payments – special	—	(31)
Proceeds on exercise of stock options	45	19
Proceeds on issue of long-term debt	15	47
Other, net	(10)	(16)

	(252)	(139)

CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment under construction or development	(134)	(207)
Capital maintenance, turnarounds and catalyst and other capital expenditures	(23)	(36)
Acquisition of Titan Methanol Company, net of cash acquired	—	(74)
Acquisition of marketing and production rights	—	(35)
Other, net	(5)	(4)

	(162)	(356)

Decrease in cash and cash equivalents	(78)	(134)
Cash and cash equivalents, end of year	210	288

1 Before changes in non-cash working capital and the utilization of prepaid natural gas.

Cash Flows from Operating Activities

Our cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $375 million in 2004 compared with $330 million in 2003. The improvement is the result of higher earnings in 2004 compared with 2003.

Our non-cash working capital at December 31, 2004 increased by $39 million compared with December 31, 2003. The increase relates primarily to the impact of higher methanol prices and sales volumes on trade accounts receivable, offset partially by the impact of higher methanol prices on accruals for natural gas and purchased product.

Cash Flows from Financing Activities

On March 31, 2004, we repaid all of the remaining limited recourse long-term debt of the Titan methanol facility in Trinidad. The total payment, including transaction costs, was $183 million. In 2003, we repaid $41 million of the Titan limited recourse long-term debt.

Over the past two years, we have returned $175 million of cash to shareholders through share repurchases and $92 million through dividend payments.

During 2004, we commenced a normal course issuer bid to repurchase 6.1 million common shares and in November 2004 we announced an increase in this bid, raising the maximum allowable repurchase to 12.2 million common shares. We repurchased 6.1 million common shares under this bid in 2004 at an average price of $13.95 per share, or $86 million. The bid expires May 16, 2005. During 2003, we repurchased 9.0 million of our common shares from NOVA Chemicals for a cost of $89 million. This share repurchase was made in connection with the sale of NOVA Chemicals’ entire ownership interest in Methanex.

Our regular dividend was increased by 33% to US$0.08 per share per quarter, effective September 30, 2004. Total regular dividend payments in 2004 were $33 million compared with $28 million in 2003. During 2003, we also paid a special dividend of US$0.25 per share, or $31 million.

We received proceeds of $45 million and issued 6.2 million common shares on the exercise of stock options during 2004 compared with proceeds of $19 million on the issuance of 3.4 million shares in 2003.

Proceeds on issue of long-term debt relate to our proportionate share of proceeds received from the Atlas limited recourse long-term debt facilities.

Cash Flows from Investing Activities

Plant and equipment under construction or development includes expenditures on the following projects:

($ MILLIONS)	2004	2003

Chile IV (Chile)	80	116
Atlas (Trinidad)	54	74
Australia project development costs	—	17

	134	207

Chile IV, an 840,000 tonne per year expansion of our Chilean facilities, is expected to cost approximately $275 million, including capitalized interest of $25 million. As at December 31, 2004, total capital expenditures for the project were $222 million, including $20 million of capitalized interest. We plan to start up Chile IV at the end of the first quarter of 2005.

The construction of the Atlas methanol facility was completed during 2004. Our proportionate share of capital expenditures and capitalized interest during 2004 was $54 million.

Over the period 2001 to 2003, we were developing a methanol facility in Western Australia. We incurred $17 million in development costs during 2003 prior to our decision to not proceed with the project.

Capital maintenance and other capital expenditures for 2004 were $23 million compared with $36 million in 2003. The decrease relates primarily to the timing of planned capital maintenance and lower capital expenditures for information systems.

We acquired the remaining 90% interest in the 850,000 tonne per year Titan facility that we did not already own in May 2003. We paid $74 million in cash and assumed $223 million in limited recourse long-term debt.

The acquisition of marketing and production rights during 2003 includes $25 million paid to Terra Industries for exclusive rights, until the end of 2008, to all methanol produced at its 700,000 tonne per year methanol facility in Texas and the related methanol contracts. Also included is $10 million to acquire Lyondell Chemical’s methanol customer contracts in North America and certain production rights for its 750,000 tonne per year methanol facility in Channelview, Texas during 2004.

Summary of Contractual Obligations and Commercial Commitments

A summary of the amount and estimated timing of cash flows related to our contractual obligations and commercial commitments as at December 31, 2004 is presented in the following table:

	LESS THAN	1 – 3	4 – 5	AFTER
($ MILLIONS)	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL

Long-term debt repayments	258	28	28	295	609
Repayments of other long-term liabilities	10	34	6	20	70
Purchase obligations	190	371	387	2,901	3,849
Operating lease commitments	107	207	178	487	979
Project under construction	48	—	—	—	48

	613	640	599	3,703	5,555

The above table does not include interest related to long-term debt, planned capital maintenance expenditures or any obligations with original maturities of less than one year.

Long-Term Debt Repayments

We have $250 million of unsecured notes that mature in 2005 and $200 million of unsecured notes that mature in 2012. The remaining debt repayments are for the scheduled principal repayments relating to our proportionate share of the Atlas limited recourse long-term debt facilities.

Repayments of Other Long-Term Liabilities

Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, our management’s best estimate of the timing of repayment.

Purchase Obligations

We have commitments under take-or-pay agreements to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. We also have take-or-pay agreements to purchase oxygen and other feedstock requirements. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are typical in the methanol industry.

In Chile, we purchase all of our natural gas through long-term low cost take-or-pay supply agreements that expire over the period from 2025 to 2029. The majority of the natural gas for our Chilean facilities is purchased from suppliers in Argentina with the remainder supplied by Empresa Nacional del Petroleo de Chile (ENAP), the Chilean state-owned energy company. The purchase price of natural gas is based on a minimum United States dollar price adjusted by a formula related to methanol prices on a twelve-month weighted average trailing basis for each plant except Chile I, where the adjustment is related to average methanol prices during the calendar year. The minimum United States dollar price increases annually under the Chile IV agreement and, commencing in 2009, for the Chile I agreement.

In Trinidad, we also have take-or-pay supply agreements for natural gas and oxygen and other feedstock requirements. The purchase price of the natural gas is based on a minimum United States dollar price, which increases over time, adjusted quarterly by a formula related to methanol prices. The natural gas agreements and the oxygen and other feedstock supply agreements for Titan and Atlas expire in 2014 and 2024, respectively.

In New Zealand, we purchase natural gas through take-or-pay and other purchase agreements reflecting the current market price for natural gas.

We do not have long-term commitments for natural gas expenditures in Canada. However, we do have commitments related to payments for pipeline transportation capacity related to these supplies.

Operating Lease Commitments

The majority of these commitments relate to time charter ocean shipping agreements with terms up to 15 years. Time charter vessels meet approximately 80% of our ocean shipping requirements, with the remainder of our requirements secured under a mix of contracts with terms of one to two years and through spot arrangements. We believe this structure provides an appropriate mix of shipping capacity, reflecting factors such as the location of our production facilities, the location and restrictions of the destination ports, and the risks associated with production, customer requirements and the general shipping market.

Project Under Construction

Project under construction includes the estimated remaining construction costs for Chile IV, excluding capitalized interest.

Financial Instruments

From time to time we enter into forward currency contracts to limit our exposure to foreign exchange volatility and to contribute towards achieving cost structure and revenue targets. Under Canadian GAAP, gains and losses on forward currency contracts designated as hedges are recognized in earnings when the related hedged item is recognized in earnings. At December 31, 2004, we have unrecognized forward exchange contracts with a fair value of negative $0.1 million (see notes 15 and 16 to our consolidated financial statements). Until settled, the fair value of the forward currency contracts will fluctuate based on changes in foreign exchange rates. These contracts are not subject to rating triggers or margin calls and rank equally with all of our unsecured indebtedness.

Off-Balance Sheet Arrangements

At December 31, 2004, we do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Liquidity and Capitalization

We maintain conservative financial policies that reflect the volatile and cyclical nature of methanol pricing. We focus on maintaining our financial strength and flexibility through prudent financial management.

($ MILLIONS)	2004	2003

LIQUIDITY
Cash and cash equivalents	210	288
Undrawn credit facilities	250	250

	460	538

CAPITALIZATION
Unsecured notes	450	450
Limited recourse debt facilities	159	328

Total debt	609	778
Shareholders’ equity	949	786

Total capitalization	1,558	1,564
Total debt to capitalization[1]	39%	50%
Net debt to capitalization[2]	30%	38%

1	Defined as total debt divided by total capitalization.

2	Defined as total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

Our planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes are estimated to be approximately $80 million for the three-year period to the end of 2007.

We repaid $183 million of limited recourse long-term debt on March 31, 2004. Our 2005 unsecured notes total $250 million and are due August 2005. We are currently reviewing our refinancing options.

With $210 million in cash at the end of 2004 and an undrawn $250 million credit facility, we believe we have the financial capacity to complete Chile IV and our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.

The credit ratings for our unsecured notes at December 31, 2004 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

RISK FACTORS & RISK MANAGEMENT

We believe our strategy of creating value through maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers provides us with strategic advantages. However, as with any business, we are subject to risks that require prudent risk management. We believe the following risks, in addition to those described under Critical Accounting Estimates, to be among the most important in order to understand the issues that face our business and our approach to risk management.

Commodity Price Volatility and Demand Fluctuations

The methanol business is a highly competitive commodity industry and prices are affected by supply/ demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by volatility. New methanol plants are expected to be built, which will increase overall production capacity. Additional methanol supply can also become available in the future by re-starting idle methanol plants, by carrying out major expansions of existing plants or by debottlenecking existing plants to increase their production capacity. Demand for methanol is in large part dependent upon levels of global industrial production and changes in general economic conditions. Changes in environmental, health and safety requirements could also lead to a decrease in methanol demand.

In order to reduce the impact of cyclical pricing on our earnings, we have positioned ourselves by placing a portion of our sales with global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these contracts are a component of our prudent approach to liquidity.

Demand for Methanol in the Production of MTBE

Methanol for the production of MTBE represents approximately 20% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. Demand for MTBE is driven by air quality improvement objectives and levels of gasoline demand.

Concerns have been raised in the United States regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the United States principally from underground gasoline storage tanks and has been discharged directly into surface water from recreational watercraft. MTBE is more easily detectable in water than other gasoline components. The presence of MTBE in some water supplies has led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states in the United States, including California, New York and Connecticut, have banned the use of MTBE as a gasoline component. However, MTBE is still in use in numerous states. At the United States federal government level, there have been proposals to phase out or curtail MTBE use over a period of several years; however, to date, no proposed legislation has become law.

Limiting or eliminating the use of MTBE in gasoline in the United States has reduced demand for MTBE and methanol in the United States and negatively impacts the viability of MTBE and methanol plants in the United States. We estimate that in 2005, the demand for methanol for MTBE consumption in the United States will be approximately 2.1 million tonnes per year.

The European Union issued a final risk assessment report on MTBE in September 2002 that did not recommend a ban of MTBE, although several risk reduction measures relating to the storage and handling of MTBE-containing fuels were recommended. However, governmental efforts to promote bio-fuels and alternative fuels through legislation and tax policy is putting competitive pressures on the use of MTBE in gasoline. In 2004, some MTBE production facilities began producing ethyl tertiary butyl ether (ETBE) to take advantage of tax incentives to produce bio-fuels.

Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the United States and Western Europe. Our belief is based on the actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. Demand for MTBE in Asia, particularly in Taiwan, Korea and China, is increasing as many countries work towards removing lead from gasoline and reducing aromatics to improve air quality. A number of Asian countries including Taiwan, Korea and China have adopted European specifications for gasoline formulation, and this should increase the consumption of MTBE in these countries.

Security of Natural Gas Supply and Price

Natural gas is the principal feedstock for methanol and accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our results from operations depend in large part on the availability and security of supply and price of natural gas.

An important element of our strategy is to ensure long-term security of low cost natural gas supply. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts with pricing linked to methanol prices. However, if we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms or if we experience significant interruptions in the supply of contracted natural gas, we could be forced to reduce production or close plants.

In 2004, our facilities were impacted by curtailments of contracted natural gas supply from Argentina that resulted in the loss of approximately 50,000 tonnes of production. Refer to “Production Summary” on page 38 for additional information.

Operational Risks

Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstock, power failures, loss of port facilities or any other event, including any event of force majeure, which could result in a prolonged shutdown of any of our plants or our ability to deliver methanol to customers. We are also subject to environmental laws and regulations.

Our focus on operational excellence is a key element of our strategy. Through our Responsible Care program we have achieved an excellent overall environmental and safety record at all of our facilities and have reduced the likelihood of lost-time incidents. As part of our overall risk management program we also maintain insurance, including business interruption insurance. However, there is no assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance.

Project Under Construction

We are currently building Chile IV, an expansion to our Chilean facilities. While we believe our estimates of project costs and anticipated completion are reasonable, there is no assurance that the anticipated costs of this project will not be exceeded or that this project will commence operations within the contemplated schedule.

Foreign Operations

We are subject to risks inherent in foreign operations, such as foreign currency risks, political risks and security risks.

The dominant currency in which we conduct business is the United States dollar, which is our reporting currency. The most significant components of our cost structure are natural gas and ocean shipping costs. Substantially all of these costs are incurred in United States dollars. Certain of our underlying operating costs and capital expenditures are incurred in currencies other than the United States dollar. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in Euros and British pounds. We are exposed to risks of declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of revenue.

We have a foreign exchange hedging program designed to limit our exposure to foreign exchange volatility and to contribute towards achieving strategic cost structure and revenue targets. We manage significant exposures to foreign currencies through forward currency contracts. These instruments are used solely for hedging purposes, not for speculation. Hedging activity is reviewed regularly by the Audit, Finance and Risk Committee of our Board.

OUTLOOK

Methanol is a global commodity and our earnings are primarily affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. Demand growth for methanol for chemical derivatives, which represent approximately 80% of global methanol demand, is driven primarily by growth in industrial production and the strength of the global economy.

Supply constraints and economic growth resulted in tight methanol markets, low inventories and strong methanol pricing in 2004. This favourable price environment prevailed despite the ongoing challenges facing the MTBE industry in the United States and the start-up of 3.7 million tonnes of new supply from Trinidad, Iran and Saudi Arabia. A number of smaller-scale domestic plants were also added in China, representing up to 2.0 million tonnes of new capacity.

The impact of new supply was offset by strong overall demand, reduced production capability at our facilities in New Zealand and the rationalization of higher-cost production in North America. We estimate that demand for methanol increased in 2004 by approximately 1.5 million tonnes, or 5%. As we enter 2005, supply and demand is balanced to tight, methanol prices are strong and global inventories are low.

Typical of most cyclical commodity chemicals, periods of relatively high methanol prices encourage construction of new plants and expansion projects leading to the possibility of an oversupply in the market. Historically, not all announced capacity additions result in the completion of new plants. The construction of world-class methanol facilities requires considerable capital over a long lead time as well as a geographic location with access to significant natural gas reserves with appropriate pricing and an ability to cost-effectively ship methanol to customers.

At December 31, 2004, global methanol capacity was approximately 40 million tonnes, including as much as 2 million tonnes of new capacity that was added in China in 2004. A summary of significant methanol capacity additions where construction is known to be underway and which we expect to be completed during the period from 2005 to 2006 is as follows:

		EXPECTED
(CAPACITY FIGURES IN THOUSANDS OF TONNES)	CAPACITY	COMPLETION

Methanex Chile IV (Chile)	840	2005
MHTL M5 (Trinidad)	1,800	2005
NPC 4 (Iran)	1,700	2006

There are also higher-cost small-scale domestic methanol capacity additions expected in China and we estimate that net capacity additions in China over the period to the end of 2006 could be in the range of two to three million tonnes. Historically, methanol plants in China have operated at significantly lower rates than the industry average. Demand in China continues to grow at very high levels and at similar rates to domestic production. The resultant demand for imported methanol has remained relatively stable. As a result of the high cost structure of the methanol industry in China, we believe that future rates of production will fluctuate with methanol prices.

We believe that the impact of planned capacity additions is likely to be largely offset by growth in demand and by shutdowns of higher-cost production. A large portion of industry capacity is high cost, particularly in North America, Eastern and Western Europe and Asia. In North America alone, approximately 3.4 million tonnes of capacity continues to operate and we believe it is likely that 1.1 million tonnes of this capacity will shut down with the start-up of the MHTL M5 plant in Trinidad. There is also considerable uncertainty surrounding the continued operation of our methanol facilities in New Zealand due to natural gas supply constraints.

In this environment we are continuing to focus on maximizing the value generated from our low cost facilities and maintaining our global leadership position. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

NEW ACCOUNTING STANDARDS ADOPTED IN 2004

Effective January 1, 2004, we retroactively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) related to asset retirement obligations, with restatement of prior periods. At December 31, 2002, the restatement resulted in an increase to property, plant and equipment of $1 million, a decrease to the accrual for asset retirement obligations of $3 million and an increase to retained earnings of $4 million. The restatement of the results for the year ended December 31, 2003 resulted in a reduction to net income of $2 million.

Effective January 1, 2004, we retroactively adopted the amended recommendations of the CICA related to the accounting for stock-based compensation, with restatement of prior periods. The amended standard requires recognition of an estimate of the fair value of stock options granted as a charge to earnings. The restatement at December 31, 2002 resulted in an increase to contributed surplus and a decrease to retained earnings of $3 million, representing the compensation expense recorded for stock options granted on or after January 1, 2002. The restatement of the results for the year ended December 31, 2003 resulted in an increase to contributed surplus and cost of sales and operating expenses of $4 million.

During 2004, we reclassified our financial statement presentation of in-market distribution costs with no impact on reported net income. These costs are generally billed to customers and, prior to 2004, they were included as a reduction to revenue. These costs are now included in cost of sales and operating expenses. Prior periods have been restated.

CRITICAL ACCOUNTING ESTIMATES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our 2004 consolidated financial statements for our significant accounting policies.

Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2004, the net book value of our property, plant and equipment was $1,367 million. We estimate the useful lives of property, plant and equipment and this is used as the basis for recording depreciation and amortization. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value. Fair value is based on quoted market values, if available, or alternatively, using discounted expected future cash flows.

There are a number of uncertainties inherent in estimating future net cash flows to be generated by our production facilities. These include, among other things, assumptions regarding future supply and demand, methanol pricing, availability and pricing of natural gas supply, and production and distribution costs. Changes in these assumptions will impact our estimates of future net cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be materially and adversely affected by asset impairment charges or by changes in depreciation rates related to property, plant and equipment.

Asset Retirement Obligations

We record asset retirement obligations at fair value when incurred for those sites where a reasonable estimate of the fair value can be determined. At December 31, 2004, we had accrued $27 million for asset retirement obligations. Inherent uncertainties exist because the restoration activities will take place, for the most part, many years in the future and there may be changes in governmental and environmental regulations, and changes in removal technology and costs. It is difficult to estimate the true costs of these activities as our estimate of fair value is based on today’s regulations and technology. Because of uncertainties related to estimating the cost and timing of future asset retirement activities, future costs could differ from the amounts estimated.

Future Income Taxes

Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. Our management routinely reviews these judgments. At December 31, 2004, we had future income tax assets of $357 million that are substantially offset by a valuation allowance of $313 million.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted.

ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Variable Interest Entities

A new guideline of the Canadian Institute of Chartered Accountants for the consolidation of variable interest entities is effective January 1, 2005. The guideline elaborates on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline requires that a company consolidate the assets, liabilities and results of activities of an entity if the company is exposed to the majority of the risks and will receive the majority of the benefits of the entity. We expect no material impact to our consolidated financial statements as a result of the adoption of this standard.

Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income

The Canadian Institute of Chartered Accountants has issued three new accounting standards for financial instruments that will address when an entity should recognize a financial instrument on its balance sheet and how it should measure the financial instrument once recognized. A new standard on the application of hedge accounting is optional and provides alternative treatments for entities that choose to designate qualifying transactions as hedges for accounting purposes. Comprehensive income is also introduced as a concept in Canadian accounting with a new requirement to present certain unrealized gains and losses outside net income. We will be required to adopt these new standards at January 1, 2007.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with Canadian GAAP, we present certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Our management believes these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Income Before Unusual Items (After-Tax) and Basic Income Before Unusual Items (After-Tax) Per Share

These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Basic income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the weighted average number of common shares outstanding.

The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of basic income before unusual items (after-tax) per share:

($ MILLIONS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)	2004	2003

Net income	236	1
Add unusual items:
Asset restructuring charges	—	140
Write-off of Australia project development costs	—	40

Income before unusual items (after-tax)	236	181
Weighted average number of common shares outstanding (millions of shares)	122	123
Basic income before unusual items (after-tax) per share	1.95	1.47

EBITDA

This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. Our management believes this measure is useful in assessing performance and highlighting trends on an overall basis. Management also believes EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest expense, interest and other income, income taxes, asset restructuring charges and other unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

($ MILLIONS)	2004	2003

Cash flows from operating activities	336	361
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	39	(31)
Other non-cash operating expenses	(13)	(19)
Asset restructuring charges – cash settlements	—	10
Interest expense	31	39
Interest and other income	(7)	(14)
Income taxes – current	48	40

EBITDA	434	386

QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	DEC. 31	SEP. 30	JUN. 30	MAR. 31

2004
Revenue	485.4	428.8	412.3	393.0
Net income	66.1	71.2	52.4	46.8
Basic net income per share	0.55	0.59	0.43	0.39
Diluted net income per share	0.54	0.58	0.42	0.38

2003
Revenue	358.4	340.2	377.6	343.3
Net income (loss)	(111.7)	(9.3)	48.4	74.0
Basic net income (loss) per share	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss) per share	(0.93)	(0.08)	0.37	0.57

The 2003 financial results have been restated to reflect the retroactive adoption of new accounting standards and presentation. Refer to note 1 of our 2004 consolidated financial statements.

Our quarterly revenues are not materially impacted by seasonality.

Net income for the fourth quarter of 2004 was $66.1 million compared with a net loss for the fourth quarter of 2003 of $111.7 million. In the fourth quarter of 2003 we recorded before and after-tax asset restructuring charges of $139.4 million related to the writedown of our New Zealand and Medicine Hat methanol facilities. The remaining increase in net income in the fourth quarter of 2004 compared with the fourth quarter of 2003 of $38.4 million can be primarily explained by the impact of higher average realized prices and higher sales volumes of produced methanol partially offset by the impact of higher cash costs.

SELECTED ANNUAL INFORMATION

($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002

Revenue	1,719	1,420	1,042
Net income	236	1	23
Basic net income per share	1.95	0.01	0.18
Diluted net income per share	1.92	0.01	0.18
Cash dividends declared per share	0.28	0.47	0.10
Total assets	2,125	2,082	1,820
Total long-term financial liabilities	411	824	597

The 2003 and 2002 financial results have been restated to reflect the retroactive adoption of new accounting standards and presentation. Refer to note 1 of our 2004 consolidated financial statements.

FORWARD - LOOKING STATEMENTS

Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects, including completing the Chile IV project on time and on budget; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks that we may describe in publicly available documents filed from time to time with securities commissions.

Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. We do not guarantee that anticipated outcomes made in forward-looking statements will be realized.